UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42457

OneConstruction Group Limited

Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

OneConstruction Group Limited is furnishing its unaudited condensed consolidated financial statements for the six months ended September 30, 2025 and 2024. The financial statements are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

On January 14, 2026, the Company issued a press release announcing its unaudited financial results for the six months ended September 30, 2025 and 2024, a copy of which press release is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026

OneConstruction Group Limited

By:	/s/ Ka Chun Gordon Li
Name:	Ka Chun Gordon Li
Title:	General Manager

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of OneConstruction Group Limited for the Six Months Ended September 30, 2025 and 2024
99.2	Press Release, dated January 14, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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